Exhibit 99.1

News Release

Alexco Intersects 6.04 Meters of 31.5 Ounces Per Ton Silver at
Flame & Moth, Significantly Expands Mineralized Zone

September 7, 2011 - Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) today announced interim results from its 2011 drilling program at the recently discovered Flame & Moth prospect, located immediately adjacent to Alexco’s milling complex within the Keno Hill Silver District in Canada’s Yukon Territory. Mineralization has now been confirmed over intercepts ranging up to 11.96 meters within an extensive structural zone that is up to 33 meters wide. Silver mineralization is currently identified approximately 500 meters along strike and 320 meters down dip with the mineralized structure remaining open in all directions. The continuing excellent results outlined in the assay data below confirm the continuity of a significant mineralized structure containing high grade silver mineralization.

Alexco President and Chief Executive Officer Clynt Nauman said, “Our continuing positive results from Flame & Moth once again demonstrate the extent and potential of this large silver district. The Flame & Moth deposit represents a new discovery very close to our existing infrastructure, and continues to add to our understanding of the geology of the district. Our success at Flame & Moth justifies continued drilling at this discovery for the next two to three months to further define the deposit. We have therefore now brought an additional exploration drill rig on site to help accelerate our work elsewhere in the District, especially the Bermingham property.”

Highlights

Results at Flame & Moth to date include the following composite assay intervals:

  K-11-0350 intersected mineralized vein material over 4.7 meters true width from 190.95 meters with a composite interval of 1,080 grams per tonne (31.5 ounces per ton) silver over 6.04 meters from 190.95 meters that included 2.61 meters at 2,154 grams per tonne (62.8 ounces per ton) silver.
  K-11-0357 intersected veining over 6.6 meters that included a composite assay interval of 855 grams per tonne (25.0 ounces per ton) silver over 4.56 meters from 260.64 meters that included 1.87 meters at 1,473 grams per tonne (43.0 ounces per ton) silver.
  K-11-0353 intersected a wide zone of mineralization with a composite assay of 285 grams per tonne (8.3 ounces per ton) silver over 10.64 meters from 220.98 meters that included 2.42 meters at 688 grams per tonne (20.1 ounces per ton) silver.
  K-11-0340 intersected a 6 meter wide vein structure and three zones contained composite assay intervals of
  267 grams per tonne (7.8 ounces per ton) silver over 1.01 meters from 51.07 meters, 1,132 grams per tonne (33.0 ounces per tonne) silver over 0.87 meters from 139.29 meters, and 269 grams per tonne (7.8 ounces per ton) silver over 3.95 meters from 181.98 meters.
  K-11-0342 intersected galena-bearing veining over 1.93 meters from 122.83 meters, with a composite assay of 490 grams per tonne (14.3 ounces per ton) silver over 2.56 meters from 122.2 meters.
  K-11-0343 intersected mineralized veining containing sphalerite, galena and silver sulphosalts over 12.29 meters from 170.07 meters, with a composite assay of 277 grams per tonne (8.1 ounces per ton) silver over 11.96 meters from 170.07 meters.
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  K-11-0341 intersected two galena bearing veins over intercept widths of 0.99 meters and 0.66 meters as well as several stringer zones within a 26.7 meter wide structure from 134.11 meters. Composite assay intervals include 344 grams per tonne (10.0 ounces per ton) silver over 3.66 meters from 134.11 meters,
  190 grams per tonne (5.5 ounces per ton) silver over 0.6 meters from 149.29 meters, and 607 grams per tonne (17.7 ounces per ton) silver over 7.07 meters from 153.01 meters.
  K-11-0344 intersected mineralization with a composite assay of 202 grams per tonne (5.9 ounces per tone) silver over 3.32 meters from 169.51 meters.

2011 Flame & Moth Geology Update and Results

The above results are from on-going drilling at the 2010 discovery site located at depth adjacent to the recently constructed Bellekeno mill. Through the 2010 and 2011 drill programs, Alexco has drilled 8,729.53 meters of core drilling in 39 holes on the northeast-trending Flame Vein, of which 31 were completed to target, over a strike length of approximately 500 meters and to a depth of 320 meters below surface. To date, assay results have been received from 14 of the 18 holes completed to target under the 2011 program that are in addition to those previously reported (see news release dated February 16, 2011 entitled “New Keno Hill Silver Discovery: 4.26 Meters of 49.9 Oz Per Ton Silver Intersected at Flame & Moth”). Since the recognition by Alexco of the Flame & Moth structural zone as a potentially significant mineralized feature in late 2009, additional detailed stratigraphic geological mapping, geochemical and geophysical surveys, and analysis of the 2010 drilling results, have permitted the construction of a 3D geological model to guide drilling and to enable the interpretation of key stratigraphic and structural data which includes post mineral faulting.

The structure hosting the mineralization at Flame & Moth varies in drill holes between 2 meters and 33 meters true width, forming a major structure within the Keno Hill District. The veining comprises multiphase quartz and siderite containing significant and locally massive, galena, sphalerite, pyrite and pyrrhotite with associated silver sulphosalts, arsenopyrite and chalcopyrite mineralization (that locally contains up to 1 gram per tonne gold), and varies up to 9.62 meters in calculated true width within the host fault structure.

The structural setting and style of the mineral veining at Flame & Moth is similar to that of the historical major producing Hector Calumet structural zone located nearby on Galena Hill, and is considered to be favourable for the potential to host significant resources.

The initial 2011 drilling has completed investigation of the Flame Vein at shallow depths, above the 2010 season drill intercepts. The mineralized structure remains open in both the strike and down-dip directions, and plans for continued drilling are designed to incrementally test these extensions with the objective of obtaining sufficient information to permit the scoping of a preliminary resource estimate in calendar 2012.

Updated composite assay tables, along with a drill hole location map and a long section plot, for drill holes completed at the Flame & Moth prospect are shown below, and are available for review on the Company’s website at www.alexcoresource.com.

Drill Hole	Easting	Northing	Elevation	Azimuth	Inclination	Depth (m)
*K-11-0336	483955.48	7086648.49	905.22	300	-45	23.77
*K-11-0338	483953.21	7086646.64	905.13	300	-45	34.14
K-11-0340	483954.08	7086645.96	905.16	300	-67	249.94
K-11-0341	483901.02	7086564.38	912.65	300	-45	210.32
K-11-0342	483953.49	7086646.54	904.94	330	-65	205.89
K-11-0343	483901.53	7086564.11	912.53	300	-57	193.55
K-11-0344	483963.26	7086656.33	905.41	265	-65	229.51
*K-11-0345	483902.51	7086565.29	912.61	322	-56	185.93
K-11-0345a	483902.51	7086565.29	912.61	325	-55	205.74
K-11-0346	483963.29	7086655.92	905.56	255	-65	197.21
*K-11-0347	483903.08	7086567.26	912.60	286	-50	19.81
*K-11-0348	483912.73	7086550.09	914.64	286	-50	24.38
K-11-0349	483999.22	7086705.77	906.52	335	-60	217.93
K-11-0350	483912.99	7086550.00	914.66	286	-60	207.26
K-11-0351	483788.59	7086506.00	896.83	290	-50	137.76
K-11-0352	483789.20	7086505.76	896.70	320	-75	124.97
K-11-0353	483918.93	7086548.49	914.93	275	-66	236.28
K-11-0354	483875.36	7086532.11	910.34	300	-69	214.88
K-11-0357	484005.00	7086546.09	925.72	291	-46	290.00
K-11-0362	484005.52	7086545.01	925.74	283.5	-57	311.00
*K-11-0365	484033.78	7086460.86	929.09	294	-51	35.00
K-11-0367	484033.68	7086460.40	929.02	291	-51	362.00
*K-11-0371	484033.46	7086459.76	929.15	280	-45	74.00
K-11-0371a	484033.33	7086459.32	929.09	280	-45	371.00
K-11-0374	484034.05	7086458.60	929.24	272	-54	380.00

Table 1
Location of 2011 Flame & Moth drill holes completed at 31 August 2011

* denotes drill hole lost or re-drilled
Map coordinate projection UTM NAD83 Z8

Drill Hole	From (m)	To (m)	Interval (m)	True Width	Ag (g/t)	Ag (oz/Ton)	Au (g/t)	Pb (%)	Zn (%)
K-11-0340	51.07	52.08	1.01	0.74	267	7.79	0.04	0.20	0.05
	139.29	140.16	0.87	0.63	1132	33.02	0.96	0.77	2.01
including	139.29	139.9	0.61	0.44	1499	43.71
	181.98	185.93	3.95	2.86	269	7.84	0.12	0.14	3.56
including	181.98	182.52	0.54	0.39	913	26.62

K-11-0341	134.11	137.77	3.66	3.41	344	10.03	0.18	4.17	0.33
including	136.95	137.37	0.42	0.39	1670	48.71
	149.29	149.89	0.60	0.56	190	5.54	0.16	0.54	2.83
	153.01	160.08	7.07	6.59	607	17.70	0.23	1.88	3.57
including	154.23	154.89	0.66	0.62	1410	41.13

K-11-0342	122.20	124.76	2.56	1.87	490	14.29	0.39	4.12	6.29
	175.68	176.01	0.33	0.24	56	1.65	0.03	0.31	3.76

K-11-0343	166.86	168.04	1.18	0.94	48	1.39	0.05	0.52	3.75
	170.07	182.03	11.96	9.50	277	8.08	0.21	1.06	9.96

K-11-0344	169.51	172.83	3.32	2.39	202	5.89	0.61	0.6	1.43

K-11-0345	184.61	184.85	0.24	0.19	64	1.88	0.65	0.56	0.23

K-11-0345a	162.69	163.77	1.08	0.86	85	2.49	<0.01	0.02	0.08
	178.69	184.27	5.58	4.42	74	2.14	0.43	0.29	1.91

K-11-0349	106.30	106.60	0.30	0.23	79	2.30	0.04	0.14	0.24

K-11-0350	190.95	196.99	6.04	4.63	1080	31.50	0.88	4.37	10.72
including	192.27	194.88	2.61	2.00	2154	62.83

K-11-0351	78.92	79.94	1.02	0.91	109	3.17	0.01	0.27	2.95
	82.76	86.27	3.51	3.13	45	1.32	0.06	0.13	1.6
	88.39	89.11	0.72	0.64	36	1.06	<0.01	<0.01	0.01
	106.14	106.47	0.33	0.29	115	3.35	0.37	1.32	9.25

K-11-0352	109.60	112.68	3.08	1.98	79	2.30	0.29	0.09	0.21

K-11-0353	217.07	218.34	1.27	0.87	41	1.18	0.02	0.06	<0.01
	220.98	231.62	10.64	7.34	285	8.31	0.24	0.99	3.18
including	222.50	224.92	2.42	1.67	688	20.07

K-11-0354	147.35	147.98	0.63	0.50	35	1.02	0.10	<0.01	0.08
	155.45	167.46	12.01	9.62	117	3.41	0.13	0.25	0.99
including	163.29	164.49	1.2	0.96	659	19.22	0.60	0.38	0.05

K-11-0357	260.64	265.20	4.56	4.10	855	24.95	0.32	3.40	10.25
including	261.13	263.00	1.87	1.68	1473	42.97	0.48	6.40	12.21

Table 2
Assay Composites Calculated for Flame & Moth Drill Holes Completed to August 2011
Using 30 g/t cut-off with a maximum of 2 meters unmineralized internal dilution.

Figure 1 Location of Drill Holes at Flame & Moth Prospect

Figure 2 Longitudinal Section Flame & Moth Prospect showing greater than 30 g/t Ag composite assay intervals (viewed to the west).

Notes

The 2011 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the supervision of Alan McOnie, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples delivered to the assay lab. Drill core samples were shipped to ALS Minerals Labs at Whitehorse, Yukon Territory for preparation, with fire assay and multi-element ICP analyses completed at the ALS Minerals facility in North Vancouver, British Columbia. The disclosure of scientific and technical information about Alexco’s mineral projects contained in this news release has also been reviewed and approved by Mr. McOnie.

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. Alexco's primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration and development activities; actual results of mining activities; actual results of consulting activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.